UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com
For Immediate Release

ASUR 4Q12 PASSENGER TRAFFIC UP 11.06% YOY

México D.F., February 25, 2013 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and twelve-month periods ended December 31, 2012.

4Q12 Highlights1:

•	EBITDA2 increased by 13.83% to Ps.671.18 million

•	Total passenger traffic was up 11.06%

•	Total revenues declined by 2.23%, as increases of 12.13% in aeronautical revenues and 13.29% in non-aeronautical revenues, were more than offset by the 36.78% decline in construction services revenues

•	Commercial revenues per passenger increased by 1.41% to Ps.73.41

•	Operating profit increased by 15.52%

•	EBITDA margin increased to 50.22% from 43.14% in 4Q11
_________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and twelve-month periods ended December 31, 2012, and the equivalent three- and twelve-month periods ended December 31, 2011.  Financial figures for the three- and twelve-month periods ended December 31, 2011 have been restated to reflect IFRS.  Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.12.9658.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 4Q12, Page 1 of 21

Passenger Traffic

For the fourth quarter of 2012, total passenger traffic increased year-over-year by 11.06%. Domestic passenger traffic rose by 12.15% while international passenger traffic increased by 10.08%.

The 12.15% growth in domestic passenger traffic was driven by increases at Cancún, Minatitlán, Veracruz, Villahermosa, Oaxaca, Cozumel and Tapachula. The 10.08% growth in international passenger traffic resulted mainly from an increase of 10.86% in international traffic at the Cancún airport.

Passenger traffic for fiscal year 2012 increased 9.73%, reflecting increases of 15.83% in domestic passenger traffic and 5.22% in international passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	4Q11	4Q12	% Change	FY 2011	FY 2012	% Change
Cancún	945.3	1,148.2	21.46	3,684.1	4,614.8	25.26
Cozumel	22.3	22.8	2.24	63.5	91.7	44.41
Huatulco	102.8	100.4	(2.33)	393.6	404.6	2.79
Mérida	311.7	293.9	(5.71)	1,131.3	1,132.0	0.06
Minatitlán	29.0	34.2	17.93	104.0	127.4	22.50
Oaxaca	102.3	110.9	8.41	352.1	421.7	19.77
Tapachula	39.8	40.3	1.26	154.7	150.7	(2.59)
Veracruz	195.5	216.7	10.84	772.0	792.2	2.62
Villahermosa	222.8	243.7	9.38	801.7	902.1	12.52
TOTAL	1,971.5	2,211.1	12.15	7,457.0	8,637.2	15.83
Note:  Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)
Airport	4Q11	4Q12	% Change	FY 2011	FY 2012	% Change
Cancún	2,050.0	2,272.7	10.86	9,338.4	9,848.7	5.46
Cozumel	67.8	62.4	(7.96)	378.2	365.5	(3.36)
Huatulco	13.7	15.2	10.95	66.0	68.7	4.09
Mérida	23.9	25.1	5.02	94.3	101.7	7.85
Minatitlán	1.2	1.3	8.33	4.6	5.8	26.09
Oaxaca	11.9	10.8	(9.24)	49.2	51.4	4.47
Tapachula	1.5	1.4	(6.67)	7.2	7.3	1.39
Veracruz	23.8	25.0	5.04	95.4	102.3	7.23
Villahermosa	12.2	14.4	18.3	49.6	58.0	16.94
TOTAL	2,206.0	2,428.3	10.08	10,082.9	10,609.4	5.22
Note:  Passenger figures exclude transit and general aviation passengers.

ASUR 4Q12, Page 2 of 21

Table III: Total Passengers (in thousands)
Airport	4Q11	4Q12	% Change	FY 2011	FY 2012	% Change
Cancún	2,995.3	3,420.9	14.21	13,022.5	14,463.5	11.07
Cozumel	90.1	85.2	(5.44)	441.7	457.2	3.51
Huatulco	116.5	115.6	(0.77)	459.6	473.3	2.98
Mérida	335.6	319.0	(4.95)	1,225.6	1,233.7	0.66
Minatitlán	30.2	35.5	17.55	108.6	133.2	22.65
Oaxaca	114.2	121.7	6.57	401.3	473.1	17.89
Tapachula	41.3	41.7	0.97	161.9	158.0	(2.41)
Veracruz	219.3	241.7	10.21	867.4	894.5	3.12
Villahermosa	235.0	258.1	9.83	851.3	960.1	12.78
TOTAL	4,177.5	4,639.4	11.06	17,539.9	19,246.6	9.73
Note:  Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q12

Total revenues for 4Q12 declined year-over-year by 2.23% to Ps.1,336.39  million. This was mainly due to a decrease of 36.78%  in revenues from construction services as a result of lower capital expenditures and other investments in concessioned assets during the period, which more than offset increases of:

•	12.13% in revenues from aeronautical services, principally as a result of the 11.06% rise in passenger traffic;

•	13.29% in revenues from non-aeronautical services, reflecting the 16.53% increase in commercial revenues detailed below; and

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 16.53% year-over-year during the quarter, principally due to the 11.06% increase in passenger traffic. There were increases in revenues in the following activities:

•	39.51% in advertising;

•	21.37% in food and beverage;

•	12.01% in other revenue.

•	11.78% in ground transportation;

•	11.07% in duty-free stores;

•	10.81% in parking lot fees;

•	9.95% in retail operations;

•	6.96% in banking and currency exchange services; and

•	0.70% in teleservices.

These increases more than offset the 2.19% decline in car rental revenues.

ASUR 4Q12, Page 3 of 21

Retail and Other Commercial Space
Opened since October 30, 2011

Business Name	Type	Opening Date
Mérida
Sunglass Island	Retail	July 2012
Kukis	Retail	March 2012
Villahermosa
Operadora de Tiendas exclusivas	Retail	June 2012
Snack Bar Aqua	Food & beverage	June 2012
Tienda de Artesanias	Retail	August 2012
Veracruz
Rent a Matic Itza	Car rentals	August 2012

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 4Q12, ASUR recognized Ps.258.83 million in revenues from “Construction Services” because of lower committed improvements to its concessioned assets, a 36.78% year-on-year decline. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the decrease in Construction Revenues in 4Q12 did not result in a proportionate decrease in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 4Q12 declined 12.23% year-over-year. This was primarily due to the 36.78% decline in construction costs, reflecting lower committed improvements made to concessioned assets during the period, which more than offset the following increases:

•
11.30% in costs of services, principally reflecting higher sales volumes, and therefore higher costs of sales at the convenience stores directly operated by ASUR, and higher fees paid to third parties in connection with ASUR’s participation in the Luis Muñoz Marín Airport in San Juan, Puerto Rico (“LMM”) project. The costs of a bond required in connection with an appeal of a decision overturning a tax credit and higher maintenance expenses and costs in connection with studies for the Company’s Master Development Plan (which will be renewed in 2013 for 2014-2018) also contributed to the increase;

ASUR 4Q12, Page 4 of 21

•	2.55% in administrative expenses mainly due to higher professional fees paid to third parties and travel expenses in connection with ASUR’s participation in the LMM project;

•	13.78% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	11.71% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	5.26% in depreciation and amortization, resulting mainly from capitalized investments.

Operating margin for the quarter increased to 42.60% from 36.05% in 4Q12. This was mainly due to the 2.23% decrease in revenues which was more than offset by the 36.78% decline in expenses during the period.

Comprehensive Financing Gain (Loss) for 4Q12 was a Ps.43.47 million gain, compared to a Ps.22.38 million gain in 4Q11, principally due to higher net interest income  during the period.

Interest income increased by Ps.22.58 million year-on-year reflecting increased income from short-term investments resulting from the increase in net income during the period. Interest expense increased in 4Q12 by Ps.1.33 million.

During 4Q12, ASUR reported a foreign exchange gain of Ps.7.30 million which principally resulted from the 7.04% appreciation of the Mexican peso against the U.S. dollar during the period derived of a foreign currency net asset position.

Comprehensive Financing Result (Cost)
	4Q11	4Q12	Change	% Change
Interest income	6,729	29,309	22,580	336
Interest expenses	5,534	6,861	1,327	24
Loss (gains) on valuation of Derivative	600	0	(600)	(100)
Foreign exchange gain (loss), net	9,517	7,303	(2,214)	(23)
Total	22,380	43,473	21,093	94

ASUR 4Q12, Page 5 of 21

	FY11	FY12	Change	% Change
Interest income	66,727	92,075	25,348	38
Interest expenses	(39,420)	(22,363)	17,057	43
Loss (gains) on valuation of Derivative	2,661	601	(2,060)	(77)
Foreign exchange gain (loss), net	20,724	(15,535)	(36,259)	(175)
Total	50,692	54,778	4,086	8

	2011	2012
Exchange rate at December	13.9476	12.9658
Exchange rate at September	13.7994	12.8695

Income Taxes. Following the changes in Mexican tax law that took effect on January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica” or “IETU”) and eliminated the asset tax, the Company evaluates and reviews  its deferred assets and liabilities position as applied by Mexican Tax laws.

Income taxes for 4Q12 declined by Ps.157.54, or 143.26% million year-over-year, principally due to the following factors:

•	A reversal of the IETU provision at some of ASUR’s subsidiaries which resulted in a Ps.4.32 million gain;

•	A Ps.65.69 million increase in the provision for income taxes, as a result of a higher taxable base resulting from the 15.52% increase in operating income.

•
A Ps.75.99 million increase in deferred income taxes resulting from the recognition of deferred income taxes at the Merida and Oaxaca airports as these subsidiaries are expected to cause income tax liabilities in the future;

•	A Ps.290.69 million decrease in deferred IETU for the Merida and Oaxaca airports given that these subsidiaries are expected to pay income tax in the future.

•	A Ps.0.26 million decline in the asset tax for amounts that cannot be credited against other taxes.

Net income for 4Q12 increased by 56.76% to Ps.665.06 million from Ps.424.25 million in 4Q11. Earnings per common share for the quarter were Ps.2.2169, or earnings per ADS (EPADS) of US$1.7098 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.4142, or EPADS of US$1.0907, for the same period last year.

ASUR 4Q12, Page 6 of 21

Table IV: Summary of Consolidated Results for 4Q12
	4Q11	4Q12	% Change
Total Revenues	1,366,819	1,336,391	(2.23)
Aeronautical Services	610,352	684,410	12.13
Non-Aeronautical Services	347,039	393,148	13.29
Commercial Revenues	295,145	343,941	16.53
Construction Services	409,428	258,833	(36.78)
Operating Profit	492,803	569,262	15.52
Operating Margin %	36.05%	42.60%	18.16%
EBITDA	589,627	671,180	13.83
EBITDA Margin %	43.14%	50.22%	16.42%
Net Income	424,247	665,061	56.76
Earnings per Share	1.4142	2.2169	56.76
Earnings per ADS in US$	1.0907	1.7098	56.76
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.9658.

Table V: Commercial Revenues per Passenger for 4Q12
	4Q11	4Q12	% Change
Total Passengers (‘000)	4,225	4,685	10.09
Total Commercial Revenues	305,789	343,941	12.48
Commercial revenues from direct operations (1)	63,876	76,511	19.78
Commercial revenues excluding direct operations	241,913	267,430	10.55

	4Q11	4Q12	% Change
Total Commercial Revenue per Passenger	72.39	73.41	1.41
Commercial revenue from direct operations per passenger (1)	15.12	16.33	8.00
Commercial revenue per passenger (excluding direct operations)	57.27	57.08	(0.33)
Note: For purposes of this table, approximately 51,100 and 45,100 transit and general aviation passengers are included for 4Q11 and 4Q12, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table VI: Operating Costs and Expenses for 4Q12
	4Q11	4Q12	% Change
Cost of Services	248,075	276,105	11.30
Construction Costs	409,429	258,833	(36.78)
Administrative	44,514	45,652	2.56
Technical Assistance	31,081	35,363	13.78
Concession Fees	44,093	49,258	11.71
Depreciation and Amortization	96,824	101,918	5.26
TOTAL	874,016	767,129	(12.23)

ASUR 4Q12, Page 7 of 21

Consolidated Results for Fiscal Year Ended December 31, 2012

Total revenues for FY12 increased year-over-year by 11.95% to Ps.5,119.9 million, mainly due to the following increases:

•	14.04% in revenues from aeronautical services as a result of the 9.73% increase in passenger traffic during the period;

•	18.12% in revenues from non-aeronautical services, principally as a result of the 19.13% increase in commercial revenues detailed below.

These increases were partially offset by a 7.12% decline in construction services in connection with lower committed investments during the period.

Commercial revenues for FY12 rose by 19.13% year-over-year, principally as a result of revenue increases in the following areas:

•	38.97% in advertising;

•	20.70% in retail operations;

•	20.56% in other income;

•	19.58% in duty-free stores;

•	17.84% in food and beverage;

•	15.49% in banking and currency exchange services;

•	12.21% in ground transportation services;

•	9.86% in car rentals;

•	5.09% in parking lot fees; and

•	3.47% in teleservices.

Total operating costs and expenses for FY12 rose 4.41%, mainly due to the following increases:

•
8.55% in cost of services, principally reflecting higher energy costs, security and maintenance, and professional fees to third parties in connection with ASUR’s participation in international bidding projects. Higher costs of sales as a result of higher sales volumes at the convenience stores directly operated by ASUR also contributed to the increase;

•	8.08% in administrative expenses, principally due to higher professional fees paid to third parties and travel expenses in connection with international bidding projects;

•	18.41% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

ASUR 4Q12, Page 8 of 21

•	14.80% in concession fees, mainly due to the increase in regulated revenues (a factor in the calculation of the fee); and

•	4.91% in depreciation and amortization.

These increases were partially offset by a 7.12% decline in construction costs resulting from lower committed investments during the period.

Operating margin increased to 49.41% in FY12, from 45.76% in FY11.  This was mainly the result of the 11.95% growth in revenues which more than offset the 4.41% increase in operating expenses for the period.

Net income for FY12 increased by 30.43% to Ps.2,075.33 million. Earnings per common share for the year were Ps.6.9178, or earnings per ADS (EPADS) of US$5.3354 (one ADS represents ten series B common shares).  This compares with Ps.5.3038, or EPADS of US$4.0906, for FY11.

Table VII: Summary of Consolidated Results for FY12
(in thousands)
	FY11	FY12	% Change
Total Revenues	4,573,306	5,119,891	11.95
Aeronautical Services	2,498,344	2,849,136	14.04
Non-Aeronautical Services	1,360,938	1,607,585	18.12
Commercial Revenues	1,187,450	1,414,590	19.13
Construction Services	714,024	663,170	(7.12)
Operating Profit	2,092,827	2,529,919	20.89
Operating Margin %	45.76%	49.41%	7.97%
EBITDA	2,475,567	2,931,464	18.42
EBITDA Margin %	54.13%	57.26%	5.77%
Net Income	1,591,134	2,075,328	30.43
Earnings per Share	5.3038	6.9178	30.43
Earnings per ADS in US$	4.0906	5.3354	30.43
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 12.9658.

Table VIII: Commercial Revenues per Passenger for FY12
(in thousands)
	FY11	FY12	% Change
Total Passengers *(‘000)	17,742	19,444	9.59
Total Commercial Revenues	1,187,450	1,414,590	19.13
Commercial revenues from direct operations (1)	254,991	325,955	27.83
Commercial revenues excluding direct operations	932,459	1,088,635	16.75

ASUR 4Q12, Page 9 of 21

	FY11	FY12	% Change
Total Commercial Revenue per Passenger	66.93	72.75	8.70
Commercial revenue from direct operations per passenger (1)	14.37	16.76	16.63
Commercial revenue per passenger (excluding direct operations)	52.56	55.99	6.53
*     For purposes of this table, approximately 106,900 and 196,900 transit and general aviation passengers are included for FY11 and FY12, respectively.

(1)  Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table IX: Operating Costs and Expenses for FY12
(in thousands)
	FY11	FY12	% Change
Cost of Services	906,929	984,495	8.55
Construction Costs	714,024	663,170	(7.12)
Administrative	168,063	181,644	8.08
Technical Assistance	130,381	154,383	18.41
Concession Fees	178,342	204,735	14.80
Depreciation and Amortization	382,740	401,545	4.91
TOTAL	2,480,479	2,589,972	4.41

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY12 were Ps.2,963.38 million, resulting in an annual average tariff per workload unit of Ps.149.43. ASUR’s regulated revenues accounted for approximately 57.88% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On December 31, 2012, Airport Concessions represented 81.66% of the Company’s total assets, with current assets representing 16.69% and other assets representing 1.65%.

Cash and cash equivalents on December 31, 2012 were Ps.2,265.43 million, a 38.25% increase from the Ps.1,638.66 million in cash and cash equivalents recorded on December 31, 2011.
Shareholders’ equity at the close of FY12 was Ps.16,471.00 million and total liabilities were Ps.2,638.24 million, representing 86.19% and 13.81% of total assets, respectively. Deferred liabilities represented 72.39% of the Company’s total liabilities.

ASUR 4Q12, Page 10 of 21

Total bank debt at December 31, 2012 was Ps.314.9 million, including Ps.1.3 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreements include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 0.75% and quarterly principal payments.

During the quarter, ASUR made aggregate principal payments of Ps.103.61 million in connection with the Ps.350 million, Ps.570 million and Ps.50 million three-year credit agreements.

In the fourth quarter of 2011, Cancún Airport obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300 million and Ps.1,500 million, respectively. These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans.  To date, ASUR has not yet made use of the authorized credit lines.

Capital Expenditures

During 4Q12, ASUR made investments of Ps.226.03 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Furthermore, and in compliance with INIF 19 “Changes derived from the adoption of IFRS,” the most significant accumulated changes in net shareholders’ equity as of January 1, 2011  are included in the table below:

ASUR 4Q12, Page 11 of 21

Effects on the initial Shareholders’ Equity resulting from the adoption of IFRS as of January 1, 2011 (in thousands of Mexican Pesos)
Item	Description	Capital Stock	Retained Earnings	Legal Reserve	Total Shareholders’ Equity
Labor liabilities	Elimination of severance liabilities according to NIF D-3 and creation of a liability under IAS 19 Net		7,835		7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the reach of IAS 12		(2,905)		(2,905)
Creation of a reserve for vacation	Recognition of accrued vacation rights not used by year-end.		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred IETU derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital Stock	Elimination of inflation accounting.	(5,031,928)			(5,031,928)
Legal Reserve	Elimination of inflation accounting			(23,025)	(23,025)
Capital Stock and Legal Reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953
TOTAL		(5,031,928)	5,045,078	(23,025)	(9,875)

The following table presents the principal effects of IFRS on Shareholders’ Equity as of December 31, 2012, December 31, 2011 and January 1, 2011:

ASUR 4Q12, Page 12 of 21

(In thousands of Mexican Pesos)	December 31, 2012	December 31, 2011	January 1, 2011
Shareholders’ Equity Under Mexican Financial Reporting Standards	$16,486,523	$15,487,813	$14,795,457
IFRS Adjustments:
Deferred Employee Profit Sharing (Note c)	(4,192)	(3,862)	(2,905)
Severance Liability and actuarial gains and losses (Note f)	10,003	10,561	7,835
Reserve for Vacations (Note e)	(23,744)	(22,099)	(18,339)
Deferred IETU (Note c)	2,405	4,218	3,534
Total IFRS Adjustments	(15,528)	(11,182)	(9,875)
Shareholders’ Equity Under IFRS	$16,470,995	$15,476,631	$14,785,582

--
See page 21 for notes on IFRS transition effects.

The following table presents the principal effects of IFRS on the Income Statement for the three- and twelve-month periods ended on December 31, 2011 and 2012.

(In thousands of Mexican Pesos)	4Q12	4Q11	12M12	12M11
Net Income Under Mexican Financial Reporting Standards	679,418	422,271	2,092,509	1,592,356
Elimination of severance liabilities according with NIF D-3 and creation of a liability under IAS 19 – Net (Note d)	(174)	674	406	2,812
Elimination of PTU difference	(331)	(957)	(331)	(957)
Recognition of accrued rights not used (Note e)	(242)	(526)	(1,645)	(3,760)
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits (Note c)	188	2,785	(1,813)	683
Net Income Under IFRS	678,859	424,247	2,089,126	1,591,134
Actuarial Gains and Losses	(878)	(468)	(964)	(85)
Comprehensive Net Income Under IFRS	677,981	423,779	2,088,162	1,591,049

--
See page 21 for notes on IFRS transition effects.

ASUR 4Q12, Page 13 of 21

4Q12 Earnings Conference Call

Day:	Tuesday, February 26, 2013

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	1-877-941-8416 (US & Canada) and 1-480-629-9808 (International & Mexico)

Access Code:	4596690 Please dial in 10 minutes before the scheduled start time.

Replay:
Tuesday, February 26, 2013 at 1:00 PM US ET, ending at midnight US ET on Tuesday, March 5, 2013. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 4596690.

Analyst Coverage
Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Note: ASUR is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q12, Page 14 of 21

ASUR 4Q12, Page 15 of 21

Consolidated Statement of Income from January 1 to December 31, 2012 and 2011

Thousands of Mexican pesos

Item	FY 2011	FY 2012	% Change	4Q 2011	4Q 2012	% Change
Revenues						
Aeronautical Services	2,498,344	2,849,136	14.04	610,352	684,410	12.13
Non-Aeronautical Services	1,360,938	1,607,585	18.12	347,039	393,148	13.29
Construction Services	714,024	663,170	(7.12)	409,428	258,833	(36.78)
Total Revenues	**4,573,306**	**5,119,891**	**11.95**	**1,366,819**	**1,336,391**	**(2.23)**
Operating Expenses						
Cost of Services	906,929	984,495	8.55	248,075	276,105	11.30
Cost of Construction	714,024	663,170	(7.12)	409,429	258,833	(36.78)
General and Administrative Expenses	168,063	181,644	8.08	44,514	45,652	2.56
Technical Assistance	130,381	154,383	18.41	31,081	35,363	13.78
Concession Fee	178,342	204,735	14.80	44,093	49,258	11.71
Depreciation and Amortization	382,740	401,545	4.91	96,824	101,918	5.26
Total Operating Expenses	**2,480,479**	**2,589,972**	**4.41**	**874,016**	**767,129**	**(12.23)**
Operating Income	**2,092,827**	**2,529,919**	**20.89**	**492,803**	**569,262**	**15.52**
Comprehensive Financing Cost	50,692	54,778	8.06	22,380	43,473	94.25
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	-	-
Income Before Income Taxes	**2,143,519**	**2,584,697**	**20.58**	**515,183**	**612,735**	**18.94**
Provision for IETU	10,674	8,008	(24.98)	(950)	(4,320)	354.74
Provision for Income Tax	548,804	741,837	35.17	93,275	168,343	80.48
Provision for Asset Tax	11,462	11,462	-	3,126	2,865	(8.35)
Deferred Income Taxes	(75,403)	(7,390)	(90.20)	(34,079)	41,910	(222.98)
Deferred IETU	56,848	(244,548)	(530.18)	29,564	(261,124)	(983.25)
Net Income for the Year	**1,591,134**	**2,075,328**	**30.43**	**424,247**	**665,061**	**56.76**
Earnings per Share	**5.3038**	**6.9178**	**30.4307**	**1.4142**	**2.2169**	**56.7628**
Earnings per American Depositary Share (in U.S. Dollars)	**4.0906**	**5.3354**	**30.4308**	**1.0907**	**1.7098**	**56.7628**
Exchange rate per dollar Ps. 12.9658

ASUR 4Q12, Page 16 of 21

ASUR 4Q12, Page 17of 21

ASUR 4Q12, Page 18 of 21

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to December 31, 2012 and 2011

Thousands of Mexican pesos

Item	FY 2011			FY 2012			4Q 2011			4Q 2012		
	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS
Revenues												
Aeronautical Services	2,498,344		2,498,344	2,849,136		2,849,136	610,352	0	610,352	684,410	0	684,410
Non-Aeronautical Services	1,360,938		1,360,938	1,607,585		1,607,585	347,038	0	347,038	393,148	0	393,148
Construction Services	714,024		714,024	663,170		663,170	409,428	0	409,428	258,833	0	258,833
Total Revenues	**4,573,306**	**-**	**4,573,306**	**5,119,891**	**-**	**5,119,891**	**1,366,818**	**-**	**1,366,818**	**1,336,391**	**-**	**1,336,391**
Operating Expenses												
Cost of Services	905,261	1,668	906,929	982,860	1,635	984,495	247,166	911	248,077	275,340	765	276,105
Cost of Construction	714,024		714,024	663,170		663,170	409,429	0	409,429	258,833	0	258,833
General and Administrative Expenses	859,526		859,526	942,307		942,307	216,512	-	216,512	232,191	-	232,191
Total Operating Expenses	**2,478,811**	**1,668**	**2,480,479**	**2,588,337**	**1,635**	**2,589,972**	**873,107**	**911**	**874,018**	**766,364**	**765**	**767,129**
Operating Income	**2,094,495**	**(1,668)**	**2,092,827**	**2,531,554**	**(1,635)**	**2,529,919**	**493,711**	**(911)**	**492,800**	**570,027**	**(765)**	**569,262**
Comprehensive Financing Cost												
Interest receivable	66,727		66,727	92,075		92,075	6,729	-	6,729	29,309	-	29,309
Interest Payable	(39,420)		(39,420)	(22,363)		(22,363)	5,534	-	5,534	6,861	-	6,861
Exchange (Losses) Gains, net	20,724		20,724	(15,535)		(15,535)	9,517	-	9,517	7,303	-	7,303
Loss (gains) on Valuation of Derivative Financial Instruments	2,661		2,661	601		601	600	-	600	-	-	-
Non-Ordinary Item												
Non-Ordinary Item	(239)	239	-	65	(65)	-	100	(100)	-	18	(18)	-
Income Before Income Taxes	**2,145,426**	**(1,907)**	**2,143,519**	**2,586,267**	**(1,570)**	**2,584,697**	**515,991**	**(811)**	**515,180**	**613,482**	**(747)**	**612,735**
Provision for IETU	10,674		10,674	8,008		8,008	(950)	-	(950)	(4,320)	-	(4,320)
Provision for Income Tax	548,804		548,804	728,039	13,798	741,837	93,275	-	93,275	154,545	13,798	168,343
Provision for Asset Tax	11,462		11,462	11,462		11,462	3,126	-	3,126	2,865	-	2,865
Deferred Income Taxes	(75,403)		(75,403)	(7,390)		(7,390)	(34,079)	-	(34,079)	41,910	-	41,910
Deferred IETU	57,533	(685)	56,848	(246,361)	1,813	(244,548)	32,348	(2,787)	29,561	(260,936)	(188)	(261,124)
Net Income for the Year	**1,592,356**	**(1,222)**	**1,591,134**	**2,092,509**	**(17,181)**	**2,075,328**	**422,271**	**1,976**	**424,247**	**679,418**	**#####**	**665,061**
Earnings per Share	**5.31**	**(0.00)**	**5.30**	**6.98**	**(0.06)**	**6.92**	**1.41**	**0.01**	**1.41**	**2.26**	**(0.05)**	**2.22**
Earnings per American Depositary Share (in U.S. Dollars)	**4.09**	**(0.00)**	**4.09**	**5.38**	**(0.04)**	**5.34**	**1.09**	**0.01**	**1.09**	**1.75**	**(0.04)**	**1.71**

Exchange rate per dollar Ps. 12.9658

ASUR 4Q12, Page 19 of 21

ASUR
AEROPUERTOS DEL SURESTE

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of December 31, 2012 and 2011
Thousands of Mexican pesos

Item	December 31, 2012			December 31, 2011			January 1, 2011		
	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS	Mexican NIF	Transition Effects	IFRS
Assets									
Current Assets									
Cash and Cash Equivalents	2,265,427		2,265,427	1,638,661		1,638,661	1,534,805		1,534,805
Trade Receivables, net	444,238		444,238	462,102		462,102	389,960		389,960
Recoverable Taxes and Other Current Assets	484,579	(4,192)	480,387	785,526		785,526	829,267		829,267
Total Current Assets	**3,194,244**	**(4,192)**	**3,190,052**	**2,886,289**	**-**	**2,886,289**	**2,754,032**	**-**	**2,754,032**
Non Current Assets									
Machinery, Furniture and Equipment, net	314,634		314,634	306,504		306,504	305,629		305,629
Airports Concessions, net	15,604,552		15,604,552	15,405,490		15,405,490	14,945,330		14,945,330
Deferred Employees' Statutory Profit Sharing	-		-	3,862	(3,862)	-	2,905	(2,905)	-
Total Non Current Assets	**15,919,186**	**-**	**15,919,186**	**15,715,856**	**(3,862)**	**15,711,994**	**15,253,864**	**(2,905)**	**15,250,959**
Total Assets	**19,113,430**	**(4,192)**	**19,109,238**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**
Liabilities and Stockholders' Equity									
Current Liabilities									
Trade Accounts Payable	8,694		8,694	28,876		28,876	10,738		10,738
Bank Loans	281,612		281,612	374,640		374,640	243,102		243,102
Accrued Expenses and Others Payables	380,930	23,744	404,674	335,098	22,099	357,197	242,820	18,339	261,159
Total Current Liabilities	**671,236**	**23,744**	**694,980**	**738,614**	**22,099**	**760,713**	**496,660**	**18,339**	**514,999**
Long Term Liabilities									
Bank Loans	33,333		33,333	321,950		321,950	647,503		647,503
Deferred Income Taxes	1,499,707		1,499,707	1,385,685		1,385,685	1,461,089		1,461,089
Deferred Flat Rate Business Tax	406,542	(2,405)	404,137	652,903	(4,218)	648,685	595,370	(3,534)	591,836
Labor Obligations	16,089	(10,003)	6,086	15,180	(10,561)	4,619	11,817	(7,835)	3,982
Total Long Term Liabilities	**1,955,671**	**(12,408)**	**1,943,263**	**2,375,718**	**(14,779)**	**2,360,939**	**2,715,779**	**(11,369)**	**2,704,410**
Total Liabilities	**2,626,907**	**11,336**	**2,638,243**	**3,114,332**	**7,320**	**3,121,652**	**3,212,439**	**6,970**	**3,219,409**
Stockholders' Equity									
Capital Stock	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276	12,799,204	(5,031,928)	7,767,276
Legal Reserve	430,492	(17,614)	412,878	350,875	(17,614)	333,261	287,117	(23,025)	264,092
Share Repurchase Reserve	-		-	-		-	-		-
Net Income for the Period	2,092,509	(17,181)	2,075,328	1,592,356	(1,222)	1,591,134	1,275,143		1,275,143
IFRS Conversion Adjustment	-	5,045,078	5,045,078	-	5,045,078	5,045,078	-	5,045,078	5,045,078
Retained Earnings	1,164,318	6,117	1,170,435	745,378	(5,496)	739,882	433,993		433,993
Total Stockholders' Equity	**16,486,523**	**(15,528)**	**16,470,995**	**15,487,813**	**(11,182)**	**15,476,631**	**14,795,457**	**(9,875)**	**14,785,582**
Total Liabilities and Stockholders' Equity	**19,113,430**	**(4,192)**	**19,109,238**	**18,602,145**	**(3,862)**	**18,598,283**	**18,007,896**	**(2,905)**	**18,004,991**

ASUR 4Q12, Page 20 of 21

REVIEW OF THE IMPACT OF TRANSITIONING TO IFRS

Below is a description of significant changes on IFRS implementation:

a)	Inflation
The Company determined the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, which were in effect on the date IFRS was adopted.

Based on IFRS 1, the Company has determined it does not have to eliminate the effects of inflation on concessions. This is due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allow for the exception from retrospective application in cases where the "impracticability" of reconstructing asset balances is too significant. Therefore, the Company has recorded the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007, as opening balances for the adoption of IFRIC 12.

b)	Property, plant and equipment
The Company used the value of property, plant and equipment listed on the balance sheet on the date it adopted IFRS as the cost of property, plant and equipment as of the transition date.

c)	Deferred taxes and deferred income tax or IETU tax
The Company has determined that it must recognize both forms of taxes (income tax or flat tax for each one of its subsidiaries) for the determination of deferred taxes based on its income projections.

d)   Employee profit sharing and labor liabilities
On the date IFRS was adopted the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to its opening balance sheet.

e)	Creation of a reserve for unused vacations
On the date IFRS was adopted, the Company recognized an accrual for the vacation rights not used by year-end, according to IAS 19 “Employee Benefits.

f)   Non ordinary items in the income statement
The line in the income statement named “Non ordinary items” has been reclassified as “Operating expenses” because IFRS does not recognize extraordinary items as a line in the income statement.

ASUR 4Q12, Page 21 of 21

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 25, 2013